Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 1, 2006

Ms. Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Re: Pantheon China Acquisition Corp.
Amendment No. 2 to Form S-1
Filed October 24, 2006
File No. 333-136590

Dear Ms. Wolff:

On behalf of Pantheon China Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 9, 2006, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to David H. Roberts.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 3 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

Summary, page 1

1.	We note your response to comment 5. Please revise this section to note that there are no limitations on the incurrence of debt or issuance of stock for acquisition purposes.

We have revised the disclosure in the Registration Statement as requested.

Ms. Elaine Wolff
December 1, 2006

Legal Matters, page 65

2.
We note your response to comment 10 and reissue the comment in light of the fact that there is an explicit agreement between you and Graubard Miller under which you will only pay Graubard Miller the remaining legal fees owed to it upon successful consummation of this offering. As a result, please revise this section to note the remaining amount due to Graubard Miller.

We have revised the disclosure in the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant
cc:  Mark D. Chen
David M. Nussbaum
Steven Levine
Paul D. Broude, Esq.